UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 19, 2012

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On March 19, 2012, NTS Mortgage Income Fund (the "Company) issued a press release announcing that an affiliate of the Company, Bluegreen Investors LLC (the "Offeror"), has terminated its tender offer for up to 2,419,807.8361 shares of the Company's common stock, $.001 par value per share, made by the Offeror pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2012, and the accompanying Letter of Transmittal.

A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated in its entirety into this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      99.1 Press Release



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: /s/ Gregory A. Wells
Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: March 19, 2012

EXHIBIT INDEX

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   <u>Exhibits</u>:
           99.1   Press Release



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells   **Date: March 19, 2012**

<u>**FOR IMMEDIATE RELEASE**</u>

Bluegreen Investors LLC Announces Termination of Tender Offer

Louisville, KY (March 19, 2012) - Bluegreen Investors LLC (the "Offeror"), an affiliate of
NTS Mortgage Income Fund (the "Company"), announced today that it has terminated its tender
offer for up to 2,419,807.8361 shares of the Company's common stock, $.001 par value per share
(the "Shares"), made by the Offeror pursuant to the terms and subject to the conditions set forth
in the Offer to Purchase, dated March 6, 2012, and the accompanying Letter of Transmittal.
Pursuant to the Offer to Purchase, written notice of the termination of the tender offer will be
mailed to each stockholder.

None of the Shares were purchased in the tender offer and as a result of the termination, all of the
Shares previously tendered will be promptly returned to the holders thereof, and the tender offer
consideration will not be paid to holders who have tendered their Shares.

If you have questions regarding the termination of the tender offer you should contact NTS
Investor Services at (800) 928-1492, extension 544.

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